650 Page Mill Road Palo Alto, CA 94304-1050
PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

DAVID J. SEGRE

Internet: dsegre@wsgr.com

Direct Dial: (650) 320-4554

May 4, 2012

VIA EDGAR AND BY EMAIL

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:         Barbara C. Jacobs

                         Maryse Mills-Apenteng

Re:	Google Inc.

Preliminary Proxy Statement on Schedule 14A

Filed April 20, 2012

Form 10-K for the Fiscal Year Ending December 31, 2011

Filed January 26, 2012

File No. 000-50726

Ladies and Gentlemen:

On behalf of Google Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 2, 2012, relating to the Company’s preliminary proxy statement on Schedule 14A filed with the Commission on April 20, 2012 (the “Proxy Statement”) and Form 10-K filed with the Commission on January 26, 2012. Set forth below are the Company’s responses to the comments raised in the Comment Letter.

Concurrent with the submission of this letter, the Company is filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). The Amended Proxy Statement reflects revisions made to the Proxy Statement in response to the comments of the Staff and the updating of other information.

In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Unless otherwise noted, the page numbers in the bold headings below refer to pages in the Proxy Statement, while the page numbers in the text under each such heading refer to pages in the Amended Proxy Statement. Capitalized terms used in this letter but not otherwise defined have the meaning given to them in the Amended Proxy Statement.

Securities and Exchange Commission

May 4, 2012

For your convenience, we are emailing to your attention a copy of the Amended Proxy Statement along with a copy of the Amended Proxy Statement marked to show all changes from the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Proposal Number 3: Approval of the Adoption of Goggle’s [sic] Fourth Amended and Restated Certificate of Incorporation, page 56

1.	Although you refer to a single recapitalization, it appears that you are asking security holders to act upon three separate matters, namely the authorization of the new Class C capital stock, the increase in authorized Class A common stock to accommodate the potential conversion of the Class C shares into Class A, and the treatment of the Class A shares. Bundling the shareholder approval of these amendments appears to be inconsistent with paragraphs (a)(3) and (b)(1) of Rule 14a-4, which require that a proxy statement identify each separate matter to be acted upon—whether or not related to or conditioned on the approval of other matters—and provide an opportunity to specify a choice regarding each separate matter. It appears that these transactions should be unbundled, separately described in the proxy statement and identified and voted upon as separate items on the proxy card. Note that you may cross-condition the transactions such that the approval of each must be obtained in order to proceed with the recapitalization. In this regard, you may wish to include a single introduction to the reasons for the recapitalization and proceed to discuss each element of the recapitalization separately. Please revise the body of your document and your form of consent accordingly or provide us with your analysis as to why such revision is not required.

In response to the Staff’s comment, the Company has provided for a separate vote in the Amended Proxy Statement and form of proxy for the three matters identified by the Staff. Please see the revised disclosure on pages 56-57 and 75-77 and the revised form of proxy.

2.

You state that the Class A shares will be increased by an additional 3 billion shares “to accommodate the potential conversion of all shares of Class C capital stock into Class A common stock in connection with a liquidation of Google.” It appears, however, that pursuant to Section 5(c) of the Fourth Amended and Restated Certificate of Incorporation, the company must reserve and keep available for issuance only that number of Class A common stock sufficient to effect the conversion of the outstanding shares of Class C capital stock. It appears possible, consistent with this provision, that

Securities and Exchange Commission

May 4, 2012

the company could elect to issue shares of the additional Class A common stock for purposes other than the conversion of Class C capital stock if a dividend is never declared and paid or if the number of outstanding shares of Class C is less than 3 billion. If this is true, please expand your disclosure to clarify that the Class A shares authorized under this proposal are not restricted solely for the conversion of Class C capital stock and could be used by the company for any other purpose, or advise.

In response to the Staff’s comment, the Company has revised its disclosure to clarify that it will reserve a sufficient number of shares of Class A common stock for the mandatory conversion of the shares of Class C capital stock into Class A common stock in connection with any liquidation of the Company. The Company may issue any authorized shares of Class A common stock that are not so reserved (or reserved for other purposes, such as the conversion of shares of Class B common stock into shares of Class A common stock), whether authorized pursuant to the transactions contemplated by the Amended Proxy Statement or otherwise, for any purpose without the need for stockholder approval, except as required by applicable law or listing standards. Please see the revised disclosure on pages 56 and 76.

3.	You state that proposal number 3 relates to establishing a new class of capital stock and “potentially declaring and paying a dividend” of one share of the new capital stock for each outstanding share of Class A and Class B common stock. You state at the top of page 57 that the board has expressed its intention to declare and pay a dividend. Please clarify whether the dividend is contingent solely upon shareholder approval of proposal number 3. To the extent you are aware of other factors that may impact the decision of whether a dividend will be declared and paid, please include a materially complete discussion of any such factors.

In response to the Staff’s comment, the Company has revised its disclosure to clarify that the Company’s board of directors is not currently aware of any factors other than the approval of the adoption of the New Charter by the Company’s stockholders that may impact its decision as to whether to declare and pay the Dividend. Please see the revised disclosure on page 57.

Equal Treatment of Stockholders, page 71

4.

You refer throughout your discussion of proposal number 3 to the equal treatment of Class A and Class B common stock and the “similar equal treatment” of Class C capital stock in connection with fundamental transactions involving Google. However, since the Class C capital stock will be treated differently from the Class A and Class B common stock, even though the Class C capital stock will be entitled to be treated at least as well as holders of Class A common stock, it appears the term “similar equal

Securities and Exchange Commission

May 4, 2012

treatment” may be problematic. To provide clearer disclosure, please consider revising your document to use a term other than “similar equal treatment” to explain the treatment of the Class C shares and consider providing an example to demonstrate how the treatment of Class C shares differs from that of Class A. In the same vein, it appears that the subheading “Equal Treatment of Stockholders” should also be revised.

In response to the Staff’s comment, the Company has revised its discussion of the equal treatment to be afforded to the shares of Class A common stock and Class C capital stock. Please see the revised disclosure on pages 56 and 72.

Certain Other Considerations Relating to the Recapitalization, page 71

5.	You refer at the top of page 61 to the potential disadvantages of the recapitalization that were considered by the Special Committee and describe the potentially negative effects of the recapitalization in this section. However, your disclosure in the subheading for this section, as well as in the cross-reference to this section on page 57 relating to “risks and uncertainties,” is not clear in this respect. The same is true of several of the subcaptions that follow this section including the following:

•	Certain Effects of Founder Control (page 71);

•	The Recapitalization and the Dividend … May have an Impact on Investments by Institutions (page 73); and

•	Issuing Class C Capital Stock in Future Acquisitions May Affect the Structure of Such Acquisitions (page 73).

Please revise the subheading “Certain Other Considerations Relating to the Recapitalization,” as well as the cross-reference on page 57, to indicate clearly that they relate to the potential disadvantages or potential negative effects of the recapitalization. In addition, consistent with your discussion of the potential benefits of the recapitalization on page 68 through 71, please revise the above-cited, bulleted subcaptions to describe in clear and unambiguous terms the potential disadvantage or potential negative effect described in the text that follows each subcaption.

Securities and Exchange Commission

May 4, 2012

In response to the Staff’s comment, the Company has revised its presentation of the potential negative consequences of the Recapitalization. Please see the revised disclosure on pages 73 and 75.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 9

If our security measures are breached, or if our services are subject to attacks …, page 15

6.	We note your disclosure that if your security measures are breached, or if your services are subject to attacks that degrade or deny the ability of users to access your products and services, your products and services may be perceived as not being secure, users and customers may curtail or stop using your products and services, and you may incur significant legal and financial exposure. We also note your Current Report on Form 8-K filed January 13, 2010 disclosing that you were the subject of a cyber attack. In order to provide the proper context for your risk factor disclosures, please revise your disclosure in your next quarterly report on Form 10-Q to state that in the past you have experienced attacks. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

In response to the Staff’s comment, we have been advised by the Company that it will comply with the foregoing comment in its next quarterly report on Form 10-Q.

Other Items

The Company will provide the acknowledgement requested by the Staff by separate filing on EDGAR.

*            *             *

Securities and Exchange Commission

May 4, 2012

Should you have any questions relating to the foregoing matters or wish to discuss any of the Company’s responses, please contact me at the number appearing on the first page of this letter, or my partner, Jon C. Avina, at (650) 565-3969.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ David J. Segre
David J. Segre

cc:	Katherine Stephens, Google Inc.

Nidhi Shah, Google Inc.